SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALLERGAN, INC.

(Name of Subject Company (Issuer))

Valeant Pharmaceuticals International, Inc.

AGMS Inc.

(Names of Filing Persons (Offerors))

PS Fund 1, LLC

(Name of Filing Persons (other person))

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

018490102

(CUSIP Number of Class of Securities)

Robert R. Chai-Onn Valeant Pharmaceuticals International, Inc. 2150 St. Elzéar Blvd. West Laval, Quebec Canada H7L 4A8 (514) 744-6792	Roy J. Katzovicz, Esq. Pershing Square Capital Management, L.P. 888 Seventh Avenue, 42nd Floor New York, New York 10019 (212) 813-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Alison S. Ressler Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067 (310) 712-6600	Stephen Fraidin, Esq. Richard M. Brand, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
46,709,510,956.20	6,016,185.01

(1)	Pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and solely for the purpose of calculating the filing fee, the market value of the securities to be received was calculated as the product of (1) 291,569,981 shares of Allergan, Inc., which we refer to as Allergan and such common shares we refer to as Allergan common stock, (being the sum of (i) 297,556,619 shares of Allergan common stock outstanding (as reported in Allergan’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014), (ii) 22,017,000 shares of Allergan common stock issuable upon the exercise of outstanding options (as reported in Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013) and (iii) 875,000 shares of Allergan common stock subject to restricted stock awards (as reported in Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013) less 28,878,638 shares of Allergan common stock in which Valeant has an ownership interest, will not be tendered in the offer and will be cancelled in any merger with Allergan) and (2) the average of the high and low sale prices of Allergan common stock as reported on the New York Stock Exchange on June 16, 2014 ($160.20).
(2)	Computed in accordance with Rule 0-11 under the Exchange Act to be $6,016,185.01, which is equal to .0001288 multiplied by the proposed maximum aggregate offering price of $46,709,510,956.20.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,440,185.01	Filing Party:	Valeant Pharmaceuticals International, Inc.
Form of Registration No.	Form S-4	Date Filed:	June 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia (“Valeant”), and AGMS Inc., a Delaware corporation, and relates to the third-party tender offer by Purchaser to exchange each issued and outstanding share of common stock, par value $0.01 per share (including the associated rights to purchase preferred stock, the “Allergan common stock”), of Allergan, Inc., a Delaware corporation (“Allergan”), for $72.00 in cash and 0.83 common shares, no par value per share, of Valeant (the “Valeant common shares”), the Cash Election Consideration (as set forth on the cover page of the Offer to Exchange) or the Stock Election Consideration (as set forth on the cover page of the Offer to Exchange), subject in each case to the election and proration procedures described in (1) the Offer to Exchange, dated June 18, 2014 (the “Offer to Exchange”), and (2) the related Letter of Election and Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

This Schedule TO is also being filed by PS Fund 1, LLC as a person that is considered a co-bidder for SEC purposes.

On June 18, 2014, Valeant filed a Registration Statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Election and Transmittal, which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

All information contained in the Offer to Exchange and the Letter of Election and Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Exchange titled “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) As described in the Offer to Exchange, the subject company and issuer of the securities subject to the Offer is Allergan, Inc., a Delaware corporation. Its principal executive office is located at 2525 Dupont Drive, Irvine, CA 92612. Its telephone number is (714) 246-4500.

(b) The Schedule TO relates to the Allergan common stock. Based on the information contained in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by Allergan on May 7, 2014, there were 297,556,619 shares of Allergan common stock outstanding (excluding 10,035,841 shares held in treasury).

(c) The information set forth in the section of the Offer to Exchange titled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a), (b), (c) The information set forth in the sections of the Offer to Exchange titled “Summary — Information About the Companies,” “Information About the Companies,” “The Offer — Certain Relationships with Allergan and Interest of Valeant and Valeant’s Executive Officers and Directors in the Offer,” and Schedule I to the Offer to Exchange, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the sections of the Offer to Exchange titled “Summary — The Offer” and “The Offer — Overview” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Exchange titled “Summary — The Offer” and “The Offer — Overview” and “The Offer — Cash In Lieu of Fractional Valeant Common Shares” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Exchange titled “Summary — Expiration of the Offer” and “The Offer — Expiration of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Exchange titled “Summary — Extension, Termination and Amendment” and “The Offer— Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Exchange titled “Summary — Extension, Termination and Amendment” and “The Offer— Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Exchange titled “Summary — Withdrawal Rights” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Exchange titled “The Offer — Procedure for Tendering” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Exchange titled “The Offer — Exchange of Shares of Allergan Common Stock; Delivery of Valeant Common Shares” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Exchange titled “The Offer — Effect of the Offer on the Market for Shares of Allergan Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations,” “Description of Valeant Common Shares,” and “Comparison of Holders’ Rights” is incorporated herein by reference.

(a)(1)(xi) The information set forth in the sections of the Offer to Exchange titled “Summary — Accounting Treatment” and “The Offer — Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the sections of the Offer to Exchange titled “Summary — Material U.S. Federal Income Tax Consequences,” “The Offer — Material U.S. Federal Income Tax Consequences” and Item 6 and Item 8 of the Letter of Election and Transmittal is incorporated herein by reference.

(a)(2) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Background,” “The Offer — Certain Relationships with Allergan and Interest of Valeant and Valeant’s Executive Officers and Directors in the Offer,” “The Offer — Agreements with Pershing Square” and “The Offer — Financing of the Offer; Source and Amount of Funds” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1-7) The information set forth in the sections of the Offer to Exchange titled “Summary — Reasons for the Offer,” “Reasons for the Offer,” “The Offer — Ownership of Valeant After the Offer,” “The Offer — Purpose of the Offer; Second-Step Merger,” “The Offer — Plans for Allergan” and “The Offer — Effect of the Offer on the Market for Shares of Allergan Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in sections of the Offer to Exchange titled “The Offer — Financing of the Offer; Source and Amount of Funds” and “The Offer — Conditions to the Offer” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the sections of the Offer to Exchange titled “Information About the Companies,” “The Offer — Certain Relationships with Allergan and Interest of Valeant and Valeant’s Executive Officers and Directors in the Offer,” “The Offer — Agreements with Pershing Square” and Schedule II to the Offer to Exchange, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Exchange titled “The Offer — Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Valeant Selected Historical Consolidated Financial Information,” “Allergan Selected Historical Consolidated Financial Information,” “Selected Unaudited Pro Forma Condensed Combined Financial Information,” “Comparative Historical and Pro Forma Per Share Information” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Offer to Exchange titled “Background of the Offer” and “The Offer — Certain Relationships with Allergan and Interest of Valeant and Valeant’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections to the Offer to Exchange titled “Summary — Regulatory Approvals,” “The Offer — Regulatory Approvals,” “The Offer — Certain Legal Matters,” “The Offer — Conditions to the Offer,” and “The Offer — Statutory Requirements; Approval of the Second-Step Merger” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Exchange titled “The Offer — Effect of the Offer on the Market for Shares of Allergan Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in section of the Offer to Exchange titled “The Offer — Certain Legal Matters — Litigation” is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange and the accompanying Letter of Election and Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Exchange, dated June 18, 2014.*

(a)(1)(B)	Form of Letter of Election and Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release, dated June 18, 2014.

(b)	Commitment Letter, dated June 18, 2014, from Barclays Bank PLC, Royal Bank of Canada, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., DNB Capital LLC, DNB Markets, Inc., HSBC Bank USA, National Association, HSBC Bank Canada and HSBC Securities (USA) Inc.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Valeant Registration Statement on Form S-4 filed on June 18, 2014.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Valeant Pharmaceuticals International, Inc.

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

AGMS Inc.

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Secretary

PS Fund 1, LLC

By:	Pershing Square Capital Management, L.P., its Investment Manager

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

Date: June 18, 2014

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Exchange, dated June 18, 2014.*

(a)(1)(B)	Form of Letter of Election and Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release, dated June 18, 2014.

(b)	Commitment Letter, dated June 18, 2014, from Barclays Bank PLC, Royal Bank of Canada, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., DNB Capital LLC, DNB Markets, Inc., HSBC Bank USA, National Association, HSBC Bank Canada and HSBC Securities (USA) Inc.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Valeant Registration Statement on Form S-4 filed on June 18, 2014.